Filed by Abitibi-Consolidated Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: AbitibiBowater Inc. Commission File No.: 333-141428

An important message to Abitibi-Consolidated and Bowater shareholders

VOTE TODAY FOR A STRONGER COMPANY WITH A BRIGHTER FUTURE

The combination of Abitibi-Consolidated Inc. and Bowater Incorporated, we believe, will create significant value for investors of both companies. Please vote today to ensure your vote “FOR” the transaction is in the count by Thursday, July 26, 2007.

WHY IS THE PROPOSED ABITIBIBOWATER COMBINATION IN THE BEST INTERESTS OF INVESTORS?

Abitibi-Consolidated and Bowater believe this transaction will:

– Create a stronger global leader, better positioned to succeed in a competitive market.

– Generate annualized synergies of at least US$250 million.

– Enhance financial flexibility, increase cash flow, and create a better opportunity to unlock future value.

Both ISS and Glass Lewis, the two leading independent voting advisory firms, recommend that Abitibi-Consolidated and Bowater shareholders vote “FOR” the transaction.

PLEASE VOTE TODAY!

To ensure your shares are represented, please vote by telephone or Internet by following the simple instructions on your proxy form or card. If you have any questions, or need assistance in voting your shares, please call:

For holders in Canada and	For holders in the United States
all countries other than the United States	INNISFREE M&A INCORPORATED
KINGSDALE SHAREHOLDER SERVICES INC.	toll-free at:
toll-free at: 1-866-639-7993	1-877-825-8730 (English)
(English and French)	1-877-825-8777 (French)

TOGETHER, LET’S BUILD ABITIBIBOWATER: A STRONGER, MORE GLOBALLY COMPETITIVE COMPANY.

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, benefits or synergies of the combination, and other statements contained in this advertisement that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “believes,” “will,” “expects,” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the combined company’s future resulting scale and positioning in the marketplace, synergies and cost savings, future financial strength and benefits to stakeholders. This advertisement also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this document will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this document are expressly qualified by information contained in each company’s filings with regulatory authorities. Factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s Internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com).

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s Internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that are, or will be, incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9256.